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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                         TRM Copy Centers Corporation
                      ----------------------------------
                               (Name of Issuer)

                                 Common Stock
                          --------------------------
                        (Title of Class of Securities)

                                  8762636105
                            -----------------------
                                (CUSIP Number)

Mr. Lance Laifer                            Gerald Adler
Laifer Capital Management, Inc.             Swidler Berlin Shereff Friedman, LLP
Hilltop Partners, L.P.                      919 Third Avenue
45 West 45th Street                         New York, New York 10022
New York, New York 10036 (212) 921-4139     (212) 758-9500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 4, 1999
                         -----------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No.     872636105                                    Page  2  of     Pages
          --------------------                                   ---   ---
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
             Hilltop Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                         (b) |_|

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           |_|

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

        NUMBER OF        7       SOLE VOTING POWER
         SHARES                       694,062
      BENEFICIALLY
        OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING          9       SOLE DISPOSITIVE POWER
       PERSON                         694,062
         WITH
                        10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                              694,062

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              9.6%

14       TYPE OF REPORTING PERSON*

                              PN

-------  ------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D

CUSIP No.     872636105                                    Page  3  of     Pages
          --------------------                                  ---    ---
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
            Laifer Capital Management, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |_|
                                                                         (b) |_|
3  SEC USE ONLY

4  SOURCE OF FUNDS*
   WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                            |_|

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                        809,970
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                         0
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
        WITH                         809,970

                      10       SHARED DISPOSITIVE POWER
                                     516,992

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                     1,326,962

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     17.8%

14       TYPE OF REPORTING PERSON*
                                     CO, IA

-------  ------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D

CUSIP No.     872636105                                    Page  4  of     Pages
          --------------------                                  ---    ---
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
            Lance Laifer

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |_|
                                                                         (b) |_|
3  SEC USE ONLY

4  SOURCE OF FUNDS*
   WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                            |_|

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           809,970
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                            0
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                           809,970

                       10      SHARED DISPOSITIVE POWER
                                        516,992

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                        1,326,962

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        17.8%

14       TYPE OF REPORTING PERSON*
                                        IN
-------  ------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7



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                         SCHEDULE 13D AMENDMENT NO. 8
                         TRM COPY CENTERS CORPORATION

         This Amendment No. 8 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of March 29, 1996 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of March 21, 1997, Amendment No. 2 to the Schedule 13D relating to the event date of June 4, 1997, Amendment No. 3 to the Schedule 13D relating to the event date of August 15, 1997, Amendment No. 4 to the Schedule 13D relating to the event date of September 9, 1997, Amendment No. 5 to the
Schedule 13D relating to the event date of October 10, 1997, Amendment No. 6 to the Schedule 13D relating to the event date of June 18, 1998 and Amendment No. 7 to the Schedule 13D relating to the event date of June 29, 1998, each filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (the "Reporting Persons") relating to the common stock (the "Common Stock") of TRM Copy Centers Corporation (the "Issuer"). The address of the Issuer is 5208 N.E. 122nd Avenue, Portland, Oregon 97230. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

         (a) Hilltop is the beneficial owner of 694,062 shares (9.6%) of Common Stock, comprised of 548,400 shares of Common Stock, 112,762 shares of Series A Stock (as defined below), three-year Warrants (as defined below) to purchase 42,063 shares of Common Stock and seven-year Warrants to purchase 19,028 shares of Common Stock.

         Laifer Capital Management, Inc. is the beneficial owner of 1,326,962 shares (17.8%) of Common Stock, comprised of 950,400 shares of Common Stock, 313,228 shares of Series A Stock, three-year Warrants to purchase 88,786 shares of Common Stock and seven-year Warrants to purchase 52,856 shares of Common Stock. The 1,326,962 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. include:

         (i) 694,062 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

         (ii) 632,900 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as investment advisor to (A) various Wolfson family entities ("Wolfson"), One State Street Plaza, New York 10004-1505 and (B) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda (Wolfson and Offshore are collectively referred to herein as the "Clients").

                                       5

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         Lance Laifer, as sole Director and principal stockholder of Laifer
Capital Management, Inc., is the beneficial owner of the 1,326,962 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 7,065,784 outstanding shares of Common Stock on September 30, 1998 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1998.

         (b) Subject to the Proxy described in Item 6, Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 694,062 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

         Subject to the Proxy described in Item 6, Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 694,062 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Subject to the Proxy described in Item 6, Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 115,908 shares of Common Stock owned by Offshore. Laifer Capital Management, Inc. shares with Wolfson the power to dispose and direct the disposition of the 516,992 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson. Subject to the Proxy described in Item 6, Wolfson retains the sole power to vote and direct the voting of the shares of Common Stock owned by it.

         (c) As the Issuer has previously disclosed, on June 29, 1998, ReadyCash Investment Partners, L.P. ("ReadyCash") purchased from the Issuer 1,777,778 shares of Series A Preferred Stock of the Issuer ("Series A Stock") and warrants to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $15.00 per share (the "Warrants") for an aggregate purchase price of $20,000,000 (the "Transaction"). Each share of Series A Stock is convertible at any time at the election of its holder, into 0.7499997 shares of Common Stock. Laifer Capital Management, Inc. was allocated three-year Warrants to purchase 65,000 shares of Common Stock by ReadyCash. Laifer Capital Management, Inc. further allocated such Warrants to Hilltop and the Clients pro-rata in accordance with the total equity of their portfolio. In addition, Hilltop and the Clients subscribed for an aggregate of $3,700,000 of limited partnership interests in ReadyCash (or approximately 17.6% of the total of $21,000,000 of limited partnership interests). The Reporting Persons have also granted an irrevocable proxy to the general partner of ReadyCash to vote all securities of the Issuer held by such Reporting Persons (the "Proxy").

         All transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 7 to the Scheduled 13D are set forth in Annex A hereto and are

                                       6

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incorporated herein by reference. Except as indicated, all such transactions were effected in the public market.

            (d)      Not applicable.

            (e)      Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

         The Reporting Persons have granted an irrevocable proxy to ReadyCash GP Corp., the general partner of ReadyCash, with respect to securities of the Issuer. Upon the consummation of the Transaction, Laifer Capital Management, Inc. was allocated three-year Warrants to purchase 65,000 shares of Common Stock by ReadyCash. Laifer Capital Management, Inc., upon receipt of the 65,000 Warrants, further allocated such Warrants to Hilltop and the Clients pro-rata in accordance with the total equity of their portfolio. In addition, Hilltop and the Clients subscribed for an aggregate of $3,700,000 of limited partnership interests in ReadyCash ("Limited Partnership Interests"), which acquired Series A Stock and Warrants upon the consummation of the Transaction. The 65,000 Warrants and the Series A Stock and Warrants allocable to the Limited Partnership Interests are reflected in the Reporting Persons' beneficial ownership in Item 5 and the cover pages hereto.

                                       7

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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 1999

                                         HILLTOP PARTNERS, L.P.

                                         By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                             as General Partner

                                         By:      /s/ Lance Laifer
                                                  ----------------
                                                  Lance Laifer, President



                                         LAIFER CAPITAL MANAGEMENT, INC.

                                         By:      /s/ Lance Laifer
                                                  ----------------
                                                  Lance Laifer, President



                                         /s/ Lance Laifer
                                         ----------------
                                         LANCE LAIFER



                                       8

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                                    Annex A


                                         Laifer   Hilltop    Wolfson   Offshore
Date        Price        Commission    # Shares  # Shares   # Shares   # Shares

12/31/98       $7.437       --           10,000    10,000        0            0
12/31/98       $7.50           .06        5,000     5,000        0            0
01/04/99*      $7.5625      --           87,500         0        0       87,500

---------------------

* In-kind distribution to limited partners.


                                       9